Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods presented (amounts in thousands).

	Year ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Earnings before income taxes	$805,312	$242,671	$(44,357)	$(6,100)	$(6,064)

add:
Fixed Charges	122,535	88,278	1,777	74	45

Adjusted Earnings	$927,847	$330,949	$(42,580)	$(6,026)	$(6,019)

Fixed Charges:
Interest Expense (includes capitalized interest)	105,710	88,484	1,354	—	—
Amortization of debt discount and expense	9,806	3,174	67	—	—
Estimate of interest within rental expense	13,716	9,647	356	74	45

Fixed Charges	$129,232	$101,305	$1,777	$74	$45

Ratio of Earnings to Fixed Charges (a)	7.2x	3.3x	—	—	—

Coverage deficiency (b)	—	—	$42,580	$6,026	$6,019

(a)	For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense (including interest capitalized during the period), amortization of debt discount and deferred financing costs and the portion of rental expense that is representative of the interest factor in these rentals.

(b)	The earnings for the years ended December 31, 2008, 2009 and 2010 were inadequate to cover fixed charges.